Mail Stop 4561
     June 9, 2006

VIA U.S. MAIL AND FAX (502) 357-9029

Ms. Debra A Cafaro
President and Chief Executive Officer
Ventas, Inc.
10350 Ormsby Park Place, Suite 300
Louisville, KY 40223

        Re: Ventas, Inc.
         Form 10-K for the year ended December 31, 2005
         Filed February 28, 2006
         File No. 1-10989

Dear Ms. Cafaro:

        We have completed our review of your Form 10-K and do not,
at
this time, have any further comments.

        Sincerely,

Daniel L. Gordon
Branch Chief